Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (201) 422-6629

Philippe P. Dauman
Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

>   **Re: Viacom Inc.**
>   **Definitive Schedule 14A**
>   **Filed April 20, 2007**
>   **File No. 1-32686**

Dear Mr. Dauman:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Party Transactions, page 23

1.   Disclose whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Regulation S-K Item 404(b)(1).

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

Overview, page 27

2.   Please disclose the extent to which the compensation committee may delegate any authority to discharge its responsibilities regarding named executive officer compensation. See Regulation S-K Item 407(e)(3)(i)(B).

3.   Please disclose more specifically the role of your compensation consultant in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided the consultant with respect to the performance of its duties and discuss the extent to which the consultant conferred with your chief executive officer. See Regulation S-K Item 407(e)(3)(iii).

Objectives of Viacom's Executive Compensation Program, page 28

4.   You disclose on page 29 that the compensation committee "considers information about the practices of [y]our peer companies and other comparable public companies, as well as evolving market practices, when making its compensation decisions." You make similar statements on page 30 regarding how the committee, in analyzing the "appropriate amounts for each component of compensation and the compensation design appropriate for the individual executive" considers, among other things, "input from [y]our independent compensation consultant on market and peer company practices." As it appears that the committee's use of the market information may be benchmarking for purposes of Regulation S-K Item 402(b)(2)(xiv), please identify all of the benchmarked companies. Discuss how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Please disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

Components of Executive Compensation, page 29

Employment Agreements, page 30

5.   We note the various arrangements you have with the named executive officers
        and various scenarios described here and in the section starting on page 54.
        Please discuss how you determined the appropriate payment and benefit levels
        under the various circumstances that trigger payments or provision of benefits
        under the various employment agreements and change of control arrangements.
        Also, discuss how these arrangements fit into your overall compensation
        objectives and affect the decisions you made regarding other compensation
        elements.

Annual Cash Bonus, page 31

6.   On page 31, you disclose the company performance measures the committee
        established for determining incentive compensation. For each named executive
        officer, please disclose the performance targets for these measures. To the extent
        you believe that disclosure of these targets is not required because it would result
        in competitive harm such that you may omit this information under Instruction 4
        to Item 402(b) of Regulation S-K, please provide in your response letter a detailed
        explanation for such conclusion. Also, disclose how difficult it would be for the
        executive or how likely it would be for you to achieve the undisclosed
        performance targets. General statements regarding the level of difficulty or ease
        associated with achieving the targets are not sufficient. In discussing how
        difficult it will be for an executive or how likely it will be for you to achieve the
        target and threshold levels or other factors, provide as much detail as necessary
        without providing information that would result in competitive harm. To the
        extent the targets are not stated in quantitative terms, explain how the committee
        determines the officer's achievement levels for that performance measure.

7.   You disclose on page 32 that the compensation committee may adjust the
        amounts of annual cash incentive bonus payable to an officer "considering
        management's recommendations, the achievement of the pre-established
        qualitative factors and other considerations the Committee deems appropriate."
        You then disclose the qualitative factors for 2006. Describe the considerations or
        guidelines the committee follows in making the qualitative assessment. Address
        whether the considerations or guidelines differ among the officers. Finally,
        clarify the extent to which the committee's qualitative evaluation of an officer led
        to any payout adjustment for the relevant year.

Philippe P. Dauman
Viacom Inc.
September 27, 2007
Page 4

<u>Potential Payments Upon Termination or Change in Control, page 54</u>

8.   For each named executive officer, please consider disclosing the total
        compensation following termination without cause or resignation for good reason.
        Also consider including the totals as a row or column in the table.

        Please respond to our comments by October 26, 2007, or tell us by that time when
you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to comments.

        Please contact me at (202) 551-3350 with any questions.

                                                        Sincerely,

                                                        Kathleen Krebs
                                                        Special Counsel